Exhibit 21.1

SUBSIDIARIES OF PARTHUSCEVA, INC.

Name	Jurisdiction	Proportion held (Directly or Indirectly)
DSP Ceva, Inc.	Delaware, United States of America	100%
Corage, Ltd.	Israel	100%
Parthus Ireland Limited	Republic of Ireland	100%
Silicon Systems Design Limited	Republic of Ireland	100%
Skelbrook Limited	Republic of Ireland	94%
Parthus Research Limited	Republic of Ireland	95%
Silsys Design (US) Inc.	California, United States of America	100%
Parthus Technologies Inc.	California, United States of America	100%
Chicory Systems Inc.	Delaware, United States of America	100%
Parthus (NI) Limited	United Kingdom	100%
Parthus Technologies SARL	France	100%
Parthus Holdings BV	The Netherlands	100%
Parthus Inc	The Cayman Islands	100%
Parthus (UK) Limited	United Kingdom	100%
Amadala Limited	Republic of Ireland	100%
Epron Limited	Republic of Ireland	100%
Parthus Technologies Limited	Hong Kong	100%
Parthus Technologies Japan Limited	Japan	100%